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                                                           OMB APPROVAL
                                                   ---------------------------
                      UNITED STATES                OMB Number:       3235-0145
           SECURITIES AND EXCHANGE COMMISSION      Expires:   October 31, 1994
                  WASHINGTON, D.C. 20549           Estimated average burden
                                                   hours per response....14.90
                                                   ---------------------------


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     2     )<F*>
                                         ----------

                               TJX Companies, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Preferred Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  872540-20-8
                      ------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2/92)                Page 1 of 5 pages



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-------------------------                           -------------------------
 CUSIP NO.  872540-20-8               13G            Page  2   of  5   Pages
           -------------                                  ----    ----
-------------------------                           -------------------------

-----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       Boatmen's Bancshares, Inc.
                       43-0672260
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) / /

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 3  SEC USE ONLY


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 4  CITIZENSHIP OR PLACE OF ORGANIZATION
                       Missouri Corporation

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                5  SOLE VOTING POWER

  NUMBER OF                              0 shares
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   6  SHARED VOTING POWER
   OWNED BY
     EACH                                0 shares
   REPORTING    -------------------------------------------------------------
    PERSON      7  SOLE DISPOSITIVE POWER
     WITH
                                        0 shares
                -------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                                        0 shares
-----------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        0 shares
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES<F*>


-----------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     0.0%
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12  TYPE OF REPORTING PERSON<F*>

                                       HC
-----------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 5 pages


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   Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.
   Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.


                              GENERAL INSTRUCTIONS

A. Statements containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

B. Information contained in a form which is required to be filed by rules under section 13(f)(15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.


ITEM 1.
   (a) Name of Issuer                         The TJX Companies, Inc.

   (b) Address of Issuer's Principal Executive Offices
                                                   770 Cochituate Road
                                                   Framingham, MA 01701
ITEM 2.
   (a) Name of Person Filing                  Boatmen's Bancshares, Inc.

   (b) Address of Principal Business Office or, if none, Residence
                                                   One Boatmen's Plaza
                                                   St. Louis, MO  63101
   (c) Citizenship          Missouri Trust

   (d) Title of Class of Securities      Preferred

   (e) CUSIP Number                      872540-20-8


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:
   (a) / /Broker or Dealer registered under Section 15 of the Act

   (b) / /Bank as defined in section 3(a)(6) of the Act

   (c) / /Insurance Company as defined in section 3(a)(19) of the act

   (d) / /Investment Company registered under section 8 of the Investment Company Act

   (e) / /Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

   (f) / /Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

   (g) /X/Parent Holding Company, in accordance with section
       240.13d-1(b)(ii)(G) (Note: See Item 7)

   (h) / /Group, in accordance with section 240.13d-1(b)(1)(ii)(H)


ITEM 4. OWNERSHIP
   If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

   (a) Amount Beneficially Owned

   (b) Percent of Class


                               Page 3 of 5 pages



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   (c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote
        (ii) shared power to vote or to direct the vote
       (iii) sole power to dispose or to direct the disposition of
        (iv) shared power to dispose or to direct the disposition of

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Instruction: Dissolution of a group requires a response to this item.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
   If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
   If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
   If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP
   Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


ITEM 10. CERTIFICATION
   The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):
   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   --------------------------------------------
                                                        Date

                                                 /s/ David L. Foulk
                                   -------------------------------------------
                                                     Signature

                                   David L. Foulk, Vice President & Corp. Secy.
                                   --------------------------------------------
                                                       Name/Title



                               Page 4 of 5 pages

CUSIP NO. 872540-20-8



                           ITEM 7
                           ------

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

   Bank subsidiaries (as defined in Section 3(a)(6) of the Securities Exchange Act of 1934):

   Boatmen's Trust Company, 43-0497480
                   0 shares beneficially held

   Boatmen's First National Bank of Kansas City, 44-0247140
                  0 shares beneficially held

   Boatmen's Bank of Southern Missouri, 44-0469920
                   0 shares beneficially held

   Boatmen's First National Bank of Oklahoma, 73-1280339
                   0 shares beneficially held

   Sunwest Bank of Albuquerque, 85-0019088
                   0 shares beneficially held

   Boatmen's Bank Iowa, 42-0175167
                  0 shares beneficially held

   Boatmen's Trust Company of Texas, 74-2691570
                   0 shares beneficially held

   Boatmen's First National Bank of Amarillo, 75-0109600
                   0 shares beneficially held

   Boatmen's Trust Company of Arkansas, 71-0683834
                   0 shares beneficially held

   Other Boatmen's Banks
                   0 shares beneficially held



                           Page 5 of 5 pages